UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                    Windsor Woodmont Black Hawk Resort Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   97380W 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                October 30, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /_/ Rule 13d-1(b)

     /_/ Rule 13d-1(c)

     /X/ Rule 13d-1(d)
      -

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

                                  SCHEDULE 13G

CUSIP No.  97380W  10  5
         ---------------

   1       NAMES OF REPORTING PERSONS        Daniel P Robinowitz
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
           ____________________________________________________________________
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) /__/____________________________________________________________
           (b) /__/____________________________________________________________
--------------------------------------------------------------------------------
   3       SEC USE ONLY
--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION         United States
--------------------------------------------------------------------------------

                                5     SOLE VOTING POWER           134,505*
           Number of
                                ------------------------------------------------

           Shares               6     SHARED VOTING POWER           -0-
           Beneficially
           Owned by             ------------------------------------------------

           Each                 7     SOLE DISPOSITIVE POWER      134,505*
           Reporting
           Person               ------------------------------------------------

           With                 8     SHARED DISPOSITlVE POWER      -0-

--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,505*

--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)        13.4%*

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (See Instructions)          IN

--------------------------------------------------------------------------------
* The 134,505 shares of common stock of the Issuer shown herein as beneficially owned by Mr. Robinowitz represent (a) 312 shares held directly by Mr. Robinowitz; (b) 26,693 shares held by the DPR 1992 Trust as to which Mr. Robinowitz, as trustee, has voting and dispositive power; and (c) 107,500 shares held by Windsor Woodmont, LLC as to which Mr. Robinowitz, as managing member, has voting and dispositive power. The filing of this Schedule 13G shall not be construed as an admission that Mr. Robinowitz is, for purposes of Section 13(d) or (g) of the Act, the beneficial owner of the shares listed in (c).

                               Page 2 of 6 pages

                                  SCHEDULE 13G

CUSIP No.  97380W  10  5
         ---------------

   1       NAMES OF REPORTING PERSONS        Windsor Woodmont, LLC
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
           ____________________________________________________________________
--------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (a) /__/____________________________________________________________
           (b) /__/____________________________________________________________
--------------------------------------------------------------------------------
   3       SEC USE ONLY
--------------------------------------------------------------------------------
   4       CITIZENSHIP OR PLACE OF ORGANIZATION       Colorado
--------------------------------------------------------------------------------

                                5     SOLE VOTING POWER           107,500
           Number of
                                ------------------------------------------------

           Shares               6     SHARED VOTING POWER          -0-
           Beneficially
           Owned by             ------------------------------------------------

           Each                 7     SOLE DISPOSITIVE POWER        107,500
           Reporting
           Person               ------------------------------------------------

           With                 8     SHARED DISPOSITlVE POWER        -0-

--------------------------------------------------------------------------------
 9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 107,500

--------------------------------------------------------------------------------
10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)

--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)        10.8%

--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON (See Instructions)          OO

--------------------------------------------------------------------------------

                               Page 3 of 6 pages

Item 1.   (a)      Name of Issuer:  Windsor Woodmont Black Hawk Resort Corp.

          (b)      Address of Issuer's Principal Executive Offices:
                   12160 North Abrams Road,
                   Suite 516, Dallas, TX 75243

Item 2.   (a)      Name of Person Filing:  Daniel P. Robinowitz

                                           Windsor Woodmont, LLC

          (b)      Address of Principal Business Office or, if none, Residence:
                   12160 North Abrams Road
                   Suite 516, Dallas, TX 75243

          (c)      Citizenship:

                   Daniel P. Robinowitz - United States

                   Windsor Woodmont, LLC - Colorado

          (d)      Title of Class of Securities:  Common Stock, $0.01 par value

          (e)      CUSIP Number:  97380W  10  5

Item 3. If this statement is filed pursuant to section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

          (a) /__/ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b) /__/ Bank as defined in section 3(a) (6) of the Act (15 U.S.C.
                   78c).

          (c) /__/ Insurance company as defined in section 3(a) (19) of the Act (15 U.S.C. 78c).

          (d) /__/ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) /__/ An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

          (f) /__/ An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

          (g) /__/ A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

          (h) /__/ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) /__/ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) /__/ Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

                               Page 4 of 6 pages

Item 4.   Ownership

A.        Daniel P. Robinowitz

          (a)      Amount beneficially owned:       134,505
                                             -----------------------------------

          (b)      Percent of class:         13.4%
                                    --------------------------------------------

          (c)      Number of shares as to which the person has:
                                                               -----------------

                   (i)  Sole power to vote or to direct the vote       134,505
                                                                ----------------

                   (ii) Shared power to vote or to direct the vote      - 0-
                                                                  --------------

                   (iii)Sole power to dispose or to direct the disposition of
                        134,505
                        --------------------------------------------------------

                   (iv) Shared power to dispose or to direct the disposition of
                        - 0-
                        --------------------------------------------------------

B.        Windsor Woodmont, LLC

          (a)      Amount beneficially owned:       107,500
                                             -----------------------------------

          (b)      Percent of class:         10.8%
                                    --------------------------------------------

          (c)      Number of shares as to which the person has:
                                                               -----------------

                   (i)  Sole power to vote or to direct the vote       107,500
                                                                ----------------

                   (ii) Shared power to vote or to direct the vote      - 0-
                                                                  --------------

                   (iii)Sole power to dispose or to direct the disposition of
                        107,500
                        --------------------------------------------------------

                   (iv) Shared power to dispose or to direct the disposition of
                        - 0-
                        --------------------------------------------------------

Item 5.   Ownership of Five Percent or Less of a Class     Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control
          Person      Not Applicable

Item 8.   Identification and Classification of Members of the Group
          Not Applicable

Item 9.   Notice of Dissolution of Group      Not Applicable

Item 10.  Certifications      Not Applicable

                               Page 5 of 6 pages

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.
                                                        2/9/01
                                       -----------------------------------------
                                                          Date

                                       /s/  Daniel P. Robinowitz
                                       -----------------------------------------
                                                        Signature


                                       Daniel P. Robinowitz, individually and as
                                       managing member of Windsor Woodmont, LLC
                                       -----------------------------------------
                                                        Name/Title






                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the parties named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G with respect to the securities of Windsor Woodmont Black Hawk Resort Corp.



Dated: 2/9/01                          /s/  Daniel P. Robinowitz
       ------------------------        -----------------------------------------
                                       Daniel P. Robinowitz


Dated: 2/9/01                          WINDSOR WOODMONT, LLC


                                       By: /s/  Daniel P. Robinowitz
                                           -------------------------------------
                                           Daniel P. Robinowitz, Managing Member

                               Page 6 of 6 pages